UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                 SCHEDULE 13G 1
                    Under the Securities Exchange Act of 1934



                       Greenleaf Technologies Corporation
        -----------------------------------------------------------------
                                (Name of Issuer)


                                     Common
                    -----------------------------------------
                         (Title of Class of Securities)


                                    395356108
                            ------------------------
                                 (CUSIP Number)




                                December 29, 2000
   --------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           |_|   Rule 13d-1(b)

           |X|    Rule 13d-1(c)

           |_|    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP      No.  395356108                                 13G



1.         Names of Reporting Persons
           I.R.S. Identification Nos. Of Above Persons (Entities Only):

           Riverside Group, Inc. ("RGI")        59-1144172
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2.         Check  the  appropriate box if a member of a group (See Instructions)
           (a) |_|  (b) |X|
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3.         SEC USE ONLY
--------------------------------------------------------------------------------

4.         Citizenship or place of Organization:
                7800 Belfort Parkway, Suite 100,
                Jacksonville, FL 32256
--------------------------------------------------------------------------------

Number Of
 Shares            5.      Sole Voting Power:                   11,041,587
Beneficially
 Owned By          6.      Shared Voting Power                   2,815,000
   Each
 Reporting         7.      Sole Dispositive Power:              11,041,587
  Person
   With            8.     Shared Dispositive Power:              2,815,000
--------------------------------------------------------------------------------

9.     Aggregate amount beneficially owned by each reporting person:  13,856,587

           As of September 30, 1998, the Company entered into and completed an agreement with Greenleaf Technologies Corporation ("Greenleaf"), based in Iselin, New Jersey, whereby the Company acquired common shares of Greenleaf in exchange for 100% of the common stock of a former wholly owned subsidiary of the Company. In January 2000, the Company and Greenleaf settled a dispute covering the terms of this transaction. Giving effect to the settlement, the Company received 10,000,000 shares of Greenleaf common stock and a five year option to acquire an additional 2,000,000 shares for an exercise price of $.25 per share. In addition, another 3,000,000 shares have been placed in escrow to be used to fund a mutually acceptable joint venture related to technology and interest, related products to be owned in equal amounts by Greenleaf and the Company.
--------------------------------------------------------------------------------

10. Check if the aggregate amount in row (9) excluded certain shares (See Instructions) |_|

--------------------------------------------------------------------------------



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11.    Percent of class represented by amount in row (9)          12.02%
--------------------------------------------------------------------------------

12.    Type of reporting person (See Instructions):                CO
--------------------------------------------------------------------------------

Item 1(a).       Name of Issuer.

                 Greenleaf Technologies Corporation
--------------------------------------------------------------------------------

Item 1(b).       Address of Issuer's Principal Executive Offices.

                 8834 Capital of Texas Highway, North, Suite 150
                 Austin, TX  78759
--------------------------------------------------------------------------------

Item 2(a).       Names of Persons Filing.

                 Riverside Group, Inc. ("RGI")
--------------------------------------------------------------------------------

Item 2(b).       Address of Principal Business Office or, if none, Residence.

                 7800 Belfort Parkway, Suite 100
                 Jacksonville, FL  32256
--------------------------------------------------------------------------------

Item 2(c).       Citizenship.

--------------------------------------------------------------------------------

Item 2(d).       Title of Class of Securities.

                 Common Stock, par value $.001 per share
--------------------------------------------------------------------------------

Item 2(e).       CUSIP Number.          395356108
--------------------------------------------------------------------------------


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CUSIP      No.  395356108                                 13G


Item  3.  If  this  statement  is  filed  pursuant  to   ss.ss.240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

(a)  |_|Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  |_|Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  |_|Insurance  company  as defined in section 3(a)(19) of the Act (15 U.S.C.
     78c).

(d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  |_|An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) |_|An employee benefit plan or endowment fund in accordance with ss.240.13d -1(b)(1)(ii)(F);

(g) |_|A parent holding company or control person in accordance with ss.240.13d -1(b)(1)(ii)(G);

(h) |_|A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  |_| A   church   plan   that  is  excluded  from   the   definition  of  an
     investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  |_|Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant toss.240.13d-1(c), check this box .|X|


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CUSIP            No.  395356108                           13G

Item 4.         Ownership.

                (a) Amount beneficially owned:               13,856,587

                (b) Percent of class:      12.02%

                (c) Number of shares as to which the person has:

                    (i)  Sole power to vote or to direct the vote:    11,041,587

                   (ii)  Shared power to vote or to direct the vote:   2,815,000

                   (iii) Sole power to dispose or to direct the
                         disposition of:                              11,041,587

                   (iv)  Shared power to dispose or to direct the
                         disposition of:                               2,815,000

Item 5.          Ownership of Five Percent or Less of a Class.

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following|_| .

Item 6.          Ownership of  More  than  Five  Percent  on  Behalf of Another
                 Person.  "NA"

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. "NA"

Item 8.          Identification and Classification of Members of the Group. "NA"

Item 9.          Notice of Dissolution of Group.  "NA"

Item 10.         Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP            No.  395356108                           13G



                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 3, 2001





                                      By:   /s/ Catherine J. Gray

                                      -----------------------------------------
                                      Name:  Catherine J. Gray
                                      Title: Chief Financial Officer



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